UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑  Form 20-F          ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes          ☑  No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 Corporate release of the Company dated May 16, 2007
EX-99.2 Notification from Marathon Asset Management LLP
EX-99.3 Notification from Oz Management LLC

Other Events
On May 16, 2007, STATS ChipPAC Ltd. announced that less than 10% of its Ordinary Shares may be publicly held under the regulations of the Singapore Exchange Securities Trading Limited (SGX-ST). The Company also announced certain circumstances that could lead to a delisting of (or suspension in trading of) its Ordinary Shares on the SGX-ST or delisting of its American Depositary Shares on the Nasdaq Global Market. A copy of the Company’s corporate release dated May 16, 2007 is attached hereto as Exhibit 99.1.
Exhibit

99.1	Corporate release of the Company dated May 16, 2007

99.2	Notification from Marathon Asset Management LLP

99.3	Notification from Oz Management LLC

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2007

STATS CHIPPAC LTD.
By:	/s/ Tan Lay Koon
Name	:	Tan Lay Koon
Title:		President & Chief Executive Officer

By:	/s/ Tham Kah Locke
Name	:	Tham Kah Locke
Title:		Acting Chief Financial Officer

EXHIBIT INDEX

99.1	Corporate release of the Company dated May 16, 2007

99.2	Notification from Marathon Asset Management LLP

99.3	Notification from Oz Management LLC